SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2018

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

São Paulo, July 12, 2018

The Securities and Exchange Commission of Brazil

Rua Sete de Setembro, nº 111, 33º andar

Centro – Rio de Janeiro

Attn:   Nilza Maria Silva de Oliveira

         Company Oversight Manager -1

Re.:    Official Letter 264/2018/CVM/SEP/GEA-1

Dear Madam:

We hereby refer to Official Letter 264/2018/CVM/SEP/GEA-1, in which you requested clarifications from Braskem S.A. ("Braskem" or "Company") on the article entitled “Ações da Braskem sobem 6,58% com expectativa de acordo com LyondellBasell” [Braskem shares gain 6.58% on expectations of agreement with LyondellBasell], published by the newspaper O Estadão on July 10, 2018, as transcribed below:

“Dear Sir,

1.      We hereby refer to the article published on July 10, 2018 in the newspaper O Estadão, in the news section, entitled  “Braskem shares gain 6.58% on expectations of agreement with LyondellBasell,” with the following details:

           Braskem was notable among the shares that appreciated during the trading session on July 10, amidst expectations that an agreement with the Dutch company LyondellBasell regarding Odebrecht’s interest in the petrochemical company will be concluded by October.

  In this regard, we request the company’s opinion on the veracity of the news report and, if confirmed, explain the reasons why it was not considered a material fact and provide any other information deemed important on the subject.”

With regard to the article, Braskem clarifies to the market that:

(a) as per the Material Fact notice disclosed on June 15, 2018, the Company was informed by Odebrecht S.A. of the start of negotiations with LyondellBasell, governed by a nondisclosure agreement, about a possible transaction involving the transfer of the entire interest held by Odebrecht S.A. in Braskem to LyondellBasell ("Transaction"); and

(b) when questioned, Odebrecht S.A. informed the Company that there is no additional information to be disclosed so far, especially about the timeframe for the conclusion of negotiations, nor is there any date defined and/or agreed upon for signing the final agreements and/or implementing the Transaction, if it materializes.

For more information, please contact Braskem’s Investor Relations Department by calling +11 3576-9531 or send an e-mail to braskem-ri@braskem.com.br.

Sincerely,

Pedro van Langendonck Teixeira de Freitas

Investor Relations Officer

BRASKEM S.A.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 12, 2018
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.